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                      June 26, 2024

       Mr. Wei-Hsein Lin
       President
       YUMMIES, INC.
       6F., No.516, Section 1, Neihu Road,
       Neihu District.,
       Taipei City 114, Taiwan

                                                        Re: YUMMIES, INC.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 000-32361

       Dear Mr. Wei-Hsein Lin:

              We issued comments on the above captioned filing on March 29, 2024. On May 29,
       2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction